Exhibit 21.1
Subsidiaries of the Registrant

State or Other Jurisdiction of
Name of Subsidiary *	Incorporation or Organization
Catapult Communications Corporation	Nevada

S.C. Ixia SRL	Romania

Ixia Technologies Private Limited	India

Catapult Communications Corporation Subsidiaries:

Ixia Technologies International Limited (formerly Catapult Communications International Limited)	Ireland

Ixia Communications Kabushiki Kaisha (formerly Catapult Communications Kabushiki Kaisha)	Japan

Ixia Technologies International Limited Subsidiaries:

Ixia Australia Pty. Ltd.	Australia

Ixia Communications Canada Limited	Canada

Ixia Technologies Europe Limited (formerly Catapult Communications Limited)	United Kingdom

Ixia Technologies (Shanghai) Company Limited (formerly Catapult Communications (China) Corporation Limited)	China

IxiaCom Technologies Sdn. Bhd.	Malaysia

*	The subsidiaries of the Registrant do not do business under any name other than as listed above.

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